

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 5, 2024

Scott G. Davis
Chief Executive Officer
Ekso Bionics Holdings, Inc.
101 Glacier Point, Suite A
San Rafael, CA 94901

> **Re: Ekso Bionics Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 29, 2024**
> **File No. 333-281081**

Dear Scott G. Davis:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Edwin Kim at 202-551-3297 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Austin March, Esq.